April 25, 2025

VIA EDGAR

Sonia Bednarowski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	COtwo Advisors Physical European Carbon Allowance Trust

Registration Statement on Form S-1 (File No. 333-271910) (the “Registration Statement”)

Dear Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, COtwo Advisors Physical European Carbon Allowance Trust (the “Trust”) hereby respectfully requests that the Registration Statement be declared effective on Tuesday, April 29, 2025, at 4:00 p.m. ET, or as soon thereafter as practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Eversheds Sutherland (US), LLP, by calling Eric Simanek at (202) 220-8412.

COtwo Advisors Physical European Carbon Allowance Trust

By: COtwo Advisors LLC, Sponsor

By:	/s/ Ronald Gutstein
Ronald Gutstein
Chief Executive Officer